Exhibit 99.137

i-80 GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of i-80 Gold Corp. (the "Company") held on May 10, 2022 (the "Meeting"). Each of the matters is described in greater detail in the Company's management information circular dated April 11, 2022 (the "Circular").

1.       Election of Directors

Each of the nominees set for in the Circular were elected as directors to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. The following table sets forth the vote of the shareholders at the Meeting with respect to the election of directors:

Director	Vote Type	Number of Votes	Percentage of Votes
Ron Clayton	For	94,256,476	99.964%
	Withheld	33,726	0.036%
John Begeman	For	93,321,191	98.972%
	Withheld	969,011	1.028%
Ewan Downie	For	93,643,496	99.314%
	Withheld	646,706	0.686%
John Seaman	For	94,228,845	99.935%
	Withheld	61,357	0.065%
Eva Bellissimo	For	85,590,031	90.773%
	Withheld	8,700,171	9.227%
Greg Smith	For	86,212,568	91.433%
	Withheld	8,077,634	8.567%
Arthur Einav	For	93,563,975	99.230%
	Withheld	726,227	0.770%
2.	Appointment of Grant Thornton LLP

The Company's shareholders approved the appointment of Grant Thornton LLP as auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors of the Company.

Date: May 11, 2022